July 16, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti and Susan Block

Re:	Central Bancompany, Inc.
Draft Registration Statement on Form S-1
Submitted April 29, 2025
CIK No. 0002065601

Dear Mr. Arzonetti and Ms. Block:

On behalf of Central Bancompany, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated May 27, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1, which was originally submitted to the Commission on April 29, 2025 (the “Form S-1”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in italics and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the responses are to the pages of Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Loans and Leases, page 8

1.	We note your disclosure that your loan and lease portfolio has grown at a 6% compound annual growth rate (“CAGR”) over the last 10 years. Because CAGR does not show trends or events during the period represented, please do not use CAGR without also providing the year to year data. We note similarly the deposit base CAGR discussed at page 9, without year to year data. Please similarly revise to include the year to year data or remove the CAGR references.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 9, 10, 140 and 144 of Amendment No. 1 to include charts showing the Company’s loan and lease portfolio and deposit balances for each year from December 31, 2015 to December 31, 2024.

Selected Financial Data, page 27

2.	Please revise the relevant sections of your filing to define how “total revenue” is calculated as we note several performance ratios, both GAAP and non-GAAP, are derived from total revenue.

Response:

In response to the Staff’s comment, the Company has revised the table on pages 28 to 29 of Amendment No. 1 to include the total revenue and adjusted total revenue metrics, including a description of how total revenue is calculated. The Company has also revised the non-GAAP reconciliation tables on pages 30 to 31 and 82 to describe how total revenue is calculated.

Risk Factors

Our business may be adversely affected by unfavorable economic conditions, page 32

3.	We note from your disclosure that a significant portion of your loan portfolio is concentrated in Missouri. Please revise your disclosure to include a more detailed discussion of the risks associated with this geographic concentration. In particular, consider discussing regional economic trends and declines in commercial real estate values and office occupancy that could materially impact property values.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on page 34 of Amendment No. 1 to: (i) compare recent economic growth trends in Missouri to national trends; (ii) disclose the proportion of the Company’s total loans that were to borrowers resident or organized in Missouri and the Company’s other Primary Markets and the precise proportion of the Company’s loans secured by real estate that are secured by commercial and residential properties in Missouri and the Company’s other Primary Markets; and (iii) add a cross reference to the risk factor titled “Our business is significantly dependent on conditions in the real estate market, as a significant percentage of our loan and lease portfolio is secured by real estate, especially commercial real estate,” which includes a more detailed discussion of the risks associated with declines in commercial real estate values and office occupancy in the Company’s local markets. The Company has also revised the disclosures on pages 34 to 35 of Amendment No. 1 to clarify that commercial real estate values may decline as a result of declines in office occupancy rates.

Changes in interest rates and monetary policy, page 34

4.	Please address more specifically in this risk factor, or in a separately captioned risk factor with its own subheading, how the current interest rate environment is currently affecting your business.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on page 37 of Amendment No. 1 to include a discussion of the effects of the current interest rate environment on its business.

An active, liquid and orderly trading market, page 54

5.	We note your disclosure that your stock is quoted on the OTC Pink market. Please disclose the most recent quotation price.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on page 56 of Amendment No. 1 to include the most recent reported sale price of shares of its Class A common stock on the OTC Markets.

Use of Proceeds, page 63

6.	Please indicate the approximate amount of proceeds for each of the intended purposes, of supporting your growth strategy and for general corporate purposes. Refer to Item 504 of Regulation S-K.

Response:

The Company respectfully advises the Staff that it considers supporting its growth strategy to be a general corporate purpose and, in response to the Staff’s comment, the Company has revised the disclosures on pages 26, 57 and 65 of Amendment No. 1 to clarify that the Company’s only intended use of the proceeds from the offering is for general corporate purposes, which includes supporting its growth strategy. The Company further advises the Staff it has not allocated the amount of net proceeds that will be used specifically to support its growth strategy.

7.	We note that use of proceeds may include future acquisitions. Please identify any known acquisitions, or clarify if you have no current plans. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 26 and 65 of Amendment No. 1 to clarify that although it may use a portion of the net proceeds to finance potential future acquisition opportunities as a part of its growth strategy, it has no current agreements, commitments or understandings for any specific acquisitions.

Business, page 129

8.	Please clarify here, and at page 1, how you assisted the state of Missouri during the Great Depression.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 133 of Amendment No. 1 to clarify that the Company assisted the state of Missouri during the Great Depression by making a loan to assist it with making payroll and paying other expenses.

Note 1. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-13

9.	We note disclosure of your adoption of ASU 2022-02 and your statement that the new required disclosures have been included in the notes to the consolidated financial statements. Please tell us where these disclosures are currently provided or revise to disclose the required information.

Response:

The Company respectfully advises the Staff that the disclosures required by ASU 2022-02 are provided on pages F-29 to F-32 of the Form S-1 and Amendment No. 1.

Please contact me at (212) 558-4175 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	John Ross
Jeremy W. Colbert
(Central Bancompany, Inc.)

Jared M. Fishman
(Sullivan & Cromwell LLP)

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